                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                      -------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
               ------------------------------------------------
                         (Title of Class of Securities)

                                    754459105
                                 --------------
                                 (CUSIP Number)

                             ROBERT S. PRATHER, JR.
                                   PRESIDENT
                              BULL RUN CORPORATION
                              4370 PEACHTREE ROAD
                            ATLANTA, GEORGIA  30319
                                (404) 261-8333
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                with a copy to:
                                STEPHEN A. OPLER
                               ALSTON & BIRD LLP
                         1201 WEST PEACHTREE ROAD, N.W.
                          ATLANTA, GEORGIA  30309-3424
                                 (404) 881-7693

                               November 21, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages
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                                  SCHEDULE 13D

CUSIP No. 754459105                                       PAGE 2 OF 10 PAGES
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
       Bull Run Corporation

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    91-1117599
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [ ]
                                                      (B) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS*
      BK
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Georgia
-------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
      NUMBER                    80,000 + A RIGHT TO ACQUIRE 925,804
        OF
      SHARES               ----------------------------------------------------
   BENEFICIALLY            8  SHARED VOTING POWER
     OWNED BY                   0
       EACH
     REPORTING             ----------------------------------------------------
      PERSON               9  SOLE DISPOSITIVE POWER
       WITH                     80,000 + A RIGHT TO ACQUIRE 925,804

                           ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      80,000 + A RIGHT TO ACQUIRE 925,804

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------

                               Page 2 of 12 Pages
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Item 1.  Security and Issuer

   This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Rawlings Sporting Goods Company, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1859 Intertech Drive, Fenton, Missouri 63026.

ITEM 2.  IDENTITY AND BACKGROUND

   (a) The statement is filed by Bull Run Corporation, a Georgia corporation ("Bull Run").

   (b) The address of the principal business and principal office of Bull Run is 4370 Peachtree Road, N.E., Atlanta, Georgia 30319.

   (c) The principal business of Bull Run is that of a corporation engaged in accumulation of significant and/or controlling investment positions in selective companies. In addition, the Company, through its wholly-owned subsidiary Datasouth Computer Corporation, designs, manufactures and markets dot matrix and thermal printers for industrial applications. Information concerning the directors and executive officers of Bull Run is contained on Schedule A hereto.
                                                             ----------

   (d) Neither Bull Run nor, to the best of its knowledge, any of its directors or executive officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Neither Bull Run nor, to the best of its knowledge, any of its directors or executive officers, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   (f) Each of Bull Run's directors and executive officers is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The total amount of funds required by Bull Run to purchase the Warrant (as defined below) pursuant to the Purchase Agreement described in Item 4, is $2,842,218. Fifty percent of the purchase price, or $1,421,109, was paid to the Company on November 21, 1997 from a loan to Bull Run from NationsBank, N.A., pursuant to a Sixth Modification of Loan Agreement, attached hereto as Exhibit
2. The remaining fifty percent of the purchase price, plus interest accrued, at the rate of seven percent (7%) per annum, from November 21, 1997 until the date of payment will be due on the earlier to occur of the date of exercise or the date of expiration of the Warrant. In the event that the Warrant is exercised in part, at the date of such exercise a percentage of the remaining portion of the purchase price shall be payable in an amount equal to (A) (i) the percentage of the Warrant being exercised multiplied by (ii) $1,421,109 plus (B) interest accruing from November 21, 1997 to the date of such exercise, at the rate of seven percent (7%) per annum.

                               Page 3 of 12 Pages
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  The total amount of funds required by Bull Run to purchase the 80,000 shares of the Common Stock purchased in the open market on November 26, 1997 described in Item 4 (including a $3.00 transaction fee) is $902,503. The source of these funds will be a loan to Bull Run from NationsBank, N.A. and the purchase price will be paid on or before December 2, 1997.

  The purchase price for the Additional Warrant (as defined below), if any, shall be based on the Black-Scholes Option Pricing Model measured at the time the Additional Warrant is purchased. The purchase price for any additional Open Market Purchases (as defined below), if any, shall be based on the market price in effect at the time of the purchase of such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

  On November 21, 1997 (the "Closing Date"), Bull Run entered into an Investment Purchase Agreement (the "Purchase Agreement") with the Company. Pursuant to the Purchase Agreement, Bull Run purchased warrants to purchase 925,804 shares of Common Stock, subject to adjustment (the "Warrant"); the purchase price for the Warrant was $3.07 per share of Common Stock into which the Warrant is exerciseable. The Warrant is exercisable for shares of Common Stock at the option of Bull Run at any time after (i) the price of the last reported trade of the Company's Common Stock on the NASDAQ Stock Market is at least $16.50 for twenty (20) consecutive trading days, and (ii) Bull Run or its affiliates beneficially own at least five percent (5%) of the outstanding Common Stock.
The Warrant is exercisable initially at $12.00 per share, subject to adjustment, and must be exercised on or before November 21, 2001. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Bull Run disclaims beneficial ownership of the shares of Common Stock purchaseable upon exercise of the Warrant.

  During the six (6) month period beginning on the Closing Date (or such longer period as provided below), Bull Run may purchase on the open market a number of shares of the Common Stock not to exceed 10.1% of the outstanding shares of the Common Stock (the "Open Market Purchases"). In accordance with the Purchase Agreement, the Company will take no action to oppose the Open Market Purchases, provided that nothing in the Purchase Agreement shall restrict the Company's obligation to provide any disclosures regarding the Company, its operations and financial condition necessary or appropriate to comply with applicable securities laws.

  The six (6) month period during which Bull Run may make the Open Market Purchases as provided above shall be suspended and tolled during such times as and for as long as:

     (a) (i) any nominee of Bull Run to the Company's Board of Directors or any affiliate or associate of Bull Run is a member of the Company's Board of Directors or is an officer of the Company and (ii) any officers or directors of the Company are prohibited from trading in the Common Stock pursuant to any policies or procedures of the Company;

     (b) (i) any nominee of Bull Run to the Company's Board of Directors or any affiliate or associate of Bull Run is a member of the Company's Board of Directors or is an officer of the Company and (ii) any officers or directors of the Company are

                               Page 4 of 12 Pages
          prohibited from trading in the Common Stock of the Company at the direction of the Company's Board of Directors or legal advisors; or

     (c) Bull Run has informed the Company that Bull Run believes that it may have knowledge of material non-public information relating to the Company and Bull Run has received neither (i) reasonably satisfactory written confirmation from the Company that the information in question is not material non-public information nor (ii) written confirmation from the Company that such information has been publicly disclosed in a manner and on terms reasonably satisfactory to Bull Run.

  On the earlier of (i) the date that Bull Run first acquires 10.1% of the outstanding Common Stock (other than through exercise of the Warrant) or (ii) the first business day that is six (6) months (or such longer period as provided above) after the Closing Date (the "Acquisition Completion Date") or within ten
(10) business days thereafter, Bull Run shall have the option to purchase an additional warrant (having the same terms as the Warrant) exercisable into a number of shares of Common Stock equal to the lesser of (a) five percent (5.0%) of the outstanding shares of Common Stock on the Acquisition Completion Date, on a fully-diluted basis, or (b) the difference between (i) ten percent (10.0%) of the outstanding shares of Common Stock on the Acquisition Completion Date, on a fully-diluted basis, and (ii) the percentage of outstanding shares of Common Stock owned by Bull Run on the Acquisition Completion Date (which percentage shall not include any shares which may be acquired or were acquired upon exercise of the Warrant).

  Strategic Marketing Agreement.  In connection with the transactions
  -----------------------------
contemplated by the Purchase Agreement, and as a condition thereto, on November 21, 1997, the Company entered into a Strategic Marketing Agreement with Host Communications, Inc. ("Host"). Host is a privately-held company, of which Bull Run is the direct owner of 4.5% and the indirect owner of 24.2% of Host's outstanding common stock and 51.5% of Host's outstanding preferred stock. Bull Run's indirect investment in Host is through its 51.5% ownership of Capital Sports Properties, Inc., whose assets consist solely of Host common and preferred stock.

  Standstill Agreement.  Bull Run and the Company have entered into a Standstill
  --------------------
Agreement, dated as of the Closing Date, pursuant to which Bull Run agreed that it will not, and will cause each of its respective affiliates and associates not to, directly or indirectly, acquire, offer to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of any shares of Common Stock on and following the Acquisition Completion Date, if as a result, the shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by Bull Run and its affiliates and associates would represent more than 10.1% of the outstanding shares of Common Stock at such time (the computation of such percentage shall not include any shares of Common Stock issuable or issued upon exercise of the Warrant or the Additional Warrant). Bull Run and its affiliates and associates may from time to time after the Acquisition Completion Date, acquire, by purchase or otherwise beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of shares of Common Stock in an amount which would not cause the aggregate shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) by Bull Run and its affiliates and associates to exceed 10.1% of the outstanding shares of Common Stock at such time (the computation of such percentage shall not include any shares of Common Stock issuable or issued

                               Page 5 of 12 Pages
upon exercise of the Warrant or the Additional Warrant). Bull Run and its affiliates and associates are also restricted by the Standstill Agreement in the voting of Common Stock owned by them and in their participation or assistance in certain types of corporate events, including without limitation, tender offers, business combinations, recapitalizations and proxy contests.

  Board Representation.  Pursuant to the Standstill Agreement, the Board of
  --------------------
Directors of the Company caused the number of members to be elected to the Board of Directors to be increased to six (6). The Company agreed to nominate, subject to certain conditions, as a Bull Run nominee, Robert S. Prather, Jr., the President and Chief Executive Officer of Bull Run and a member of the Board of Directors of Bull Run, for election to such additional director position at the annual meeting of stockholders scheduled to be held on January 15, 1998 for a term which will expire at the first annual meeting of stockholders following the end of the Company's fiscal year ending August 31, 2000. The Company's Board of Directors will recommend the election of Mr. Prather to the Company's stockholders and the Company will solicit proxies for the election of Mr. Prather pursuant to its proxy statement for such meeting to the same extent and in the manner that it customarily solicits such proxies for other nominees of the Company's Board of Directors.

  Within thirty (30) days after the first date upon which the shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by Bull Run and its affiliates and associates represents in excess of 5% of the outstanding shares of Common Stock at such time, but in any case, not on or prior to January 15, 1998, the Board of Directors of the Company will cause the number of members to be elected to the Board of Directors to be increased by one (1) and will appoint, subject to certain conditions, a second Bull Run nominee as a director of the Company in the position created by such increase.

  In the case of any vacancy occurring among the Bull Run nominees serving on the Company's Board of Directors, Bull Run shall have the right to designate another Bull Run nominee for appointment as a successor to hold office for the unexpired term of the Bull Run nominee whose place shall be vacant. Prior to the annual meeting of stockholders of the Company at which any term of a Bull Run nominee as director of the Company is scheduled to expire, (i) the Board of Directors will nominate a Bull Run nominee designated by Bull Run to be elected or re-elected to such director position; (ii) the Board of Directors will recommend the election of such Bull Run nominee to the Company's stockholders, and (iii) the Company will select proxies for the election of such Bull Run nominee pursuant to its proxy statement for such meeting to the same extent and in the same manner that it customarily solicits such proxies for other nominees of the Company's Board of Directors.

  Registration Rights Agreement.  The Warrant and the Additional Warrant, if
  -----------------------------
any, will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). The Company entered into a Registration Rights Agreement with Bull Run on the Closing Date pursuant to which, the Company granted Bull Run demand and incidental registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant ("Registrable Securities"). The Company has agreed to effect up to two (2) registrations requested by the holders of more than 386,250 shares of Common Stock and also has agreed to give the holders of Registrable Securities the opportunity to sell their Registrable Securities pursuant to certain other registration statements that may be filed by the Company under the Securities Act.

                               Page 6 of 12 Pages

  The foregoing response to this Item 4 is qualified in its entirety by reference to the Common Stock Purchase Warrant, the Strategic Marketing Agreement, the Purchase Agreement, the Standstill Agreement and the Registration Rights Agreement, the full text of which is incorporated by reference to Exhibits 4.1, 99.1, 99.2, 99.3 and 99.4, respectively, of the Current Report on Form 8-K, dated November 21, 1997, filed by the Company on November 26, 1997 (Commission File No. 0-24450) (the "8-K").

  The shares of Common Stock beneficially owned by Bull Run were acquired for, and are being held for, investment purposes.

  Except for Bull Run's right to make the Open Market Purchases and to acquire the Additional Warrant and except as set forth in this Item 4, Bull Run does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

  Bull Run, however, may communicate ideas to management from time to time, which are intended to further Rawlings' business development and enhance shareholder value. Bull Run reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market and consistent with the terms of the Purchase Agreement and the Standstill Agreement or in any other lawful manner in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date hereof, Bull Run is the beneficial owner of a warrant to purchase 925,804 shares of Common Stock, subject to adjustment, representing approximately 10.0% of the Company's total issued and outstanding Common Stock as of November 21, 1997. Bull Run also has purchased 80,000 shares of Common Stock in the open market on November 26, 1997. Bull Run beneficially owns (within the meaning of Rule 13d-3 of the Exchange Act) an aggregate of 11.6% of the outstanding shares of Common Stock based on the Company's representation in the Purchase Agreement that 7,731,646 were outstanding as of November 21, 1997.

   (b) Bull Run maintains sole investment, voting and dispositive power over all of such shares of Common Stock set forth in paragraph (a) above.

                               Page 7 of 12 Pages

   (c) Bull Run purchased 80,000 shares of Common Stock on November 26, 1997 in the open market through a broker, 40,000 shares were purchased at 11 1/8 for a purchase price exclusive of a transaction fee of $445,000 and 40,000 shares were purchased at 11 7/16 for a purchase price exclusive of a transaction fee of $457,500.

   (d)  None.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   The information set forth in Item 4 is incorporated herein by reference. Except as described herein and by reference to Item 4, there are no contracts, arrangements or understandings among or between the persons named in Item 2 and any other person with respect to any securities of the Company.

                               Page 8 of 12 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1.  Schedule A which sets forth the Executive Officers and Directors of
         ----------
Bull Run.

     2. Sixth Modification of Loan Agreement, made as of November 21, 1997, by and between Bull Run and NationsBank, N.A.

     3. Loan Agreement between Bull Run and Bank South, N.A., dated March 29, 1995, which is hereby incorporated by reference to Bull Run's Current Report on Form 8-K, dated March 29, 1995 ("Bull Run's 1995 8-K").

     4. First Modification of Loan Agreement between Bull Run and Bank South, N.A. dated January 3, 1996, which is hereby incorporated by reference to Bull Run's Current Report on Form 8-K, dated January 3, 1996 ("Bull Run's 1996 8-K").

     5. Second Modification of Loan Agreement between Bull Run and NationsBank, N.A. (South), dated September 24, 1996, which is hereby incorporated by reference to Bull Run's Quarterly Report on Form 10-QSB for the period ended September 30, 1996.

     6. Third Modification of Loan Agreement between Bull Run and NationsBank, N.A. (South), dated January 27, 1997, which is hereby incorporated by reference to Bull Run's Annual Report on Form 10-KSB for the year ended December 31, 1996 ("Bull Run's 1996 10-KSB").

     7. First Term Note dated January 3, 1996, which is hereby incorporated by reference to Bull Run's 1996 8-K.

     8. Second Term Note dated January 3, 1996, which is hereby incorporated by reference to Bull Run's 1996 8-K.

     9. Third Term Loan Note dated September 24, 1996, which is hereby incorporated by reference to Bull Run's 1996 10-KSB.

     10. Revolving Credit Note dated January 27, 1997, which is hereby incorporated by reference to Bull Run's 1996 10-KSB.

     11. Common Stock Purchase Warrant, dated November 21, 1997, issued by the Company to Bull Run, which is hereby incorporated by reference to Exhibit 4.1 of the 8-K.

     12. Strategic Marketing Agreement, dated November 21, 1997, between the Company and Host Communications, Inc., which is hereby incorporated by reference to Exhibit 99.1 of the 8-K.

     13 Investment Purchase Agreement, dated November 21, 1997, between the Company and Bull Run, which is hereby incorporated by reference to Exhibit 99.2 of the 8-K.

                               Page 9 of 12 Pages

     14. Standstill Agreement, dated November 21, 1997, between the Company and Bull Run, which is hereby incorporated by reference to Exhibit 99.3 of the 8-K.

     15. Registration Rights Agreement, dated November 21, 1997, between the Company and Bull Run, which is hereby incorporated by reference to Exhibit 99.4 of the 8-K.

                              Page 10 of 12 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  November __, 1997


                                    BULL RUN CORPORATION

                                    /s/ Robert S. Prather, Jr.
                                    ----------------------------------------
                                    Name:  Robert S. Prather, Jr.
                                    Title: President



                              Page 11 of 12 Pages